News Release	No. 11-205 April 4, 2011

Platinum Group Project 1 Mine Advances Underground

And Mining Right Application Filed

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) announces the receipt of consent to commence underground development for the Project 1 Platinum Mine.  A positive record of decision for the Company’s detailed underground development plans and environmental management program, including the mining of a bulk sample, has been issued by the South African Department of Mineral Resources (“DMR”).  Civil engineering contractors are mobilizing and development will now advance.  The consent of the DMR was received behind schedule as a result of time spent awaiting approval for the project’s environmental management plan.  The consent of the DMR requires compliance with underlying regulations related to health, safety and environment.

While awaiting the consent of the DMR the Company’s in-house engineering team and EPCM contractor DRA have been conducting implementation value engineering.  After a slight relocation and a revised design of the initial excavation and box cut, time will be saved to bring the Project back to within 4 weeks of the planned schedule.  The project remains on budget.

The final mining right application and social and labour program for the 275,000 ounce per year WBJV Platinum Mine was filed by the Company last week.  Application in terms of the National Environmental Management Act (NEMA) has also been accepted by the DMR. This formally triggers an update to the public participation process including project publication, placement of notices and public meetings with local government and interested and affected parties.  Distribution of the compiled Background Information Document (BID) and submission of the Draft Scoping Report for public comment will follow.

Platinum Group President R. Michael Jones said “We are very pleased to see the recent advancement for our project.  Major milestones have been achieved.  We are now able to commence underground operations and we are in process for approval of our final mining right.  We have been working diligently to reach these goals and their achievement is a positive reflection on our company, partners and the good working environment for mining in South Africa.”

The Project’s planned timeline called for six items to be in place by the end of March, 2011.  All of these can now be reported complete:

o

Establish the owner’s team, capital approval processes and select and assemble EPCM team – completed with DRA in place and owner’s team in place.

o

Surface Rights Purchase – a total of 2,700 hectares now wholly owned, creating a large buffer of land around the mine site.

PLATINUM GROUP METALS LTD.

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o

Eskom Power Contract – both 10MVA temporary power and permanent 40MVA contracts and plans are complete and in place with Eskom.

o

Water – temporary and permanent water needs are confirmed and contractual arrangements are in progress.

o

Site Establishment and Civil contractor - bid selection complete and mobilization in progress.

o

Environmental Management Plan approval for the start of excavations – complete.

Tenders are out for the final underground tunnelling contract and these bids are expected to be finalized shortly.

While the initial planned $100 million investment in underground development is advancing, the Company will be working with various banks to secure the required project debt portion of the estimated US $443 million mine development and construction capital budget. Banking interest in the Project 1 Platinum mine has been high with 26 representatives of various banks visiting the site on February 15, 2011.  Discussions with several interested banking groups from Europe, the UK, South Africa and the USA are ongoing and the lead arranger selection is expected to occur in May, well ahead of the planned selection time frame of July 2011.

In preparation for underground development, detailed infill drilling has been completed in the last two months to move certain blocks from indicated into measured.  Detailed mine planning for the first few years of operation will be updated with the new infill detail along with other implementation level costing in order to provide a banking financial model update in April 2011.  The detailed drilling, in an area of surface rights that was not previously accessible, has identified some new areas of UG-2 outside the original mine plan above 250 m deep.  These areas are being assessed for possible early delivery of ore.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd holds mineral property interests both in Canada and South Africa. The Company has increased its ownership of platinum resources and reserves supported by senior institutional shareholders and investment banks over its 10 year history.  Platinum Group is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

PLATINUM GROUP METALS LTD.

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The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.